KPMG Peat Marwick LLP
725 South Figueroa Street
Los Angeles, CA 90017





The Directors and Stockholders
Frederick's of Hollywood, Inc.:

We consent to incorporation by reference in the Registration Statements (nos. 33-73188, 33-89718) on Forms S-8 and S-3 of Frederick's of Hollywood, Inc., of our report dated October 25, 1996, relating to the consolidated balance sheets of Frederick's of Hollywood, Inc. and subsidiaries as of September 2, 1995 and September 3, 1994 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended September 2, 1995, which report appears in the September 2, 1995 annual report on Form 10-K of Frederick's of Hollywood, Inc.



                         /s/ KPMG Peat Marwick LLP


October 25, 1996